Caledonia Mining Corporation

SUITE 4009	P O BOX 834
1 KING STREET WEST, TORONTO,	SAXONWOLD 2132
ONTARIO, CANADA, M5H 1A1	SOUTH AFRICA
TEL 1 416 369 9835	TEL. 27 11 447 2499
FAX 1 416 369 0449	FAX. 27 11 447 2554

September 30, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Caledonia Mining Corporation (“Caledonia” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “Filing”)
Filed May 15, 2014
File No. 000-13345

Dear Ms. Jenkins:

We have received your comment letter of September 17, 2014 regarding the Filing and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 20-F for the Year Ended December 31, 2013
Operational Review and Results of Operation, page 23
Production Costs, page 25

1.
We note you disclose non-IFRS measures such as “On-Mine Cash Cost per Ounce,” “All-in Sustaining Cost per Ounce,” and “All-in Cost per Ounce” for your Blanket mine. Please provide additional disclosures as required by Item 10 (e) of Regulation S-K. We were unable to locate the cross-referenced “Section 10 of the MD&A of 2013” which appeared to include the explanatory disclosures.

Response:

Please see the table below for IFRS reconciliation to Non-IFRS measures:

Management believes non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013.

	Year 2011	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
Production costs (IFRS) (C$’000)	21,093	25,653	8,019	6,602	6,872	5,919	27,412
Less site restoration costs (c$’000)	(50)	(43)	(25)	(24)	(24)	(78)	(151)
Less exploration costs (C$’000)	(21)	(831)	(300)	140	(112)	(121)	(393)
Reversal of claim fee provision (C$’000)	-	-	-	-	-	970	970
Reallocated admin costs	(526)	(247)	(55)	(103)	(114)	(65)	(337)
Realisation charges	-	-	-	-	-	(284)	(284)
Non-Blanket production costs	(108)	(121)	(24)	(25)	(26)	(27)	(102)
Intercompany profit elimination	261	1,353	284	375	342	331	1,332
Adjusted production costs (C$’000)	20,649	24,779	7,899	6,965	6,938	6,645	28,447
Exchange rate (C$/US$)	0.99	1.00	1.01	1.03	1.02	1.06	1.03
On-mine Production costs (US$’000 )	20,805	25,769	7,806	6,797	6,714	6,301	27,619
Gold Sales (oz.)	35,504	45,181	11,964	11,588	12,042	9,454	45,048
On-mine cash cost (US$/oz.)	586	570	653	587	558	666	613
Royalty	72	116	112	96	93	69	101
Community cost relating to ongoing production	-	-	-	-	-	-	-
Permitting costs relating to current operations	1	5	2	3	3	3	3
3rd party smelting costs	8	6	7	7	7	6	7
Corporate general and administrative costs	94	90	97	113	93	207	124
Reclamation and remediation of operating sites	1	2	2	2	2	5	2
Exploration and study costs	-	-	1	1	2	5	2
Capital expenditure	183	67	51	147	110	213	125
All in sustain costs per ounce	944	857	924	956	866	1,175	977
Costs not relating to current production
Community costs	-	25	-	181	8	-	49
Permitting costs	-	17	3	3	3	1	2
Exploration and study costs	-	-	1	3	3	4	3
Capital expenditure	12	29	45	69	107	97	78
All in cost per ounce	956	929	972	1,211	986	1277	1,109

We did not incorporate the reconciliation from production costs (IFRS) (C$’000) to on mine cash costs (US$/oz.) within the Form 20-F for the year ended December 31, 2013. The cross-references to Section 10 of the MD&A 2013 were inadvertent. The disclosure will be revised in our future filings.

Operating and Financial Review and Prospects, page 31

2.
Please revise your future filings to provide a more detailed explanation of the material factors that have affected your financial condition and results of operations for the periods covered by the financial statements. For example, describe in greater detail the reasons for the increases in production costs in 2013, such as labor and consumable costs. Also discuss unusual or infrequent events or new developments that materially affect your income. For example, you disclose that your all-inclusive costs for 2013 increased primarily due to the CSI donation, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future income. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350, available at www.sec.gov./rules/interp/33-8350.htm. Please also provide us with your proposed language.

Response:

Item 5A requires the Company to provide information regarding significant factors, including unusual or infrequent events or new developments, materially affecting the Company’s income from operations, indicating the extent to which income was so affected. We acknowledge that we have to describe any other significant component of revenue or expenses necessary to understand the Company’s results of operations.

In response to the Staff’s comment above, please see the below for additional disclosure:

Revenues in 2013 were lower than 2012 due mainly to the lower realised gold price:  gold sales in 2013 were 45,048 ounces, 133 ounces (i.e. 0.3%) lower than in 2012, but the average realised gold price in 2013 was US$1,402 per ounce – 16% lower than the average realised gold price per ounce in 2012.

Administrative expenses in the Year were $7,772,000 compared to $4,055,000 in 2012.  Administrative expenses are analysed in Note 9 to the Consolidated Financial Statements.  The increased administrative expense for the year includes the donation of US$2 million to the Presidential Scholarship Fund which was made in the second quarter of 2013.  Wages and Salaries and Director’s fees were also higher, reflecting the strengthening of Caledonia’s management team and Board of Directors.  Director’s fees also include fees payable to the directors of Blanket Mine.

The impairment of $14,203,000 primarily reflects the impairment of the Company’s cobalt exploration project in Zambia (the “Nama Cobalt Project”) and the copper exploration project in Zambia (the “Nama Copper Project”).  The full carrying value of costs previously incurred and capitalised at the Nama Project are impaired in the Year because substantive expenditure on further exploration activities in the specific area is neither budgeted nor planned and Caledonia has decided to discontinue such activities in the specific area. The discontinuation of activities at the Nama Copper and Cobalt Projects will have no effect on Caledonia’s future profitability as all costs incurred at the projects have historically been capitalised.  The discontinuation of activities at the Project will reduce Caledonia’s future capital investment.

Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding three quarters and for 2012 and 2011 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Costs per Ounce of gold produced (US$/oz.)
	Year 2011	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
On-Mine cash cost (ii)	586	570	653	587	558	666	613
Royalty(i)	72	116	112	96	93	69	101
Community costs relating to ongoing production	-	-	-	-	-	-	-
Permitting costs related to current operations	1	5	2	3	3	3	3
3rd party smelting, refining and transport costs	8	6	7	7	7	6	7
Operating cost per ounce	667	698	774	692	660	745	724
Corporate general and administrative costs (incl. share based remuneration)	94	90	97	113	93	207	124
Reclamation and remediation of operating sites	1	2	2	2	2	5	2
Exploration and study costs	-	-	1	1	2	5	2
Capital expenditure	183	67	51	147	110	213	125
All-in Sustaining Cost per ounce (ii)	944	857	924	956	866	1,175	977
Costs not related to current production
Community costs	-	25	-	181	8	-	49
Permitting costs	-	17	3	3	3	1	2
Exploration and study costs	-	-	1	3	3	4	3
Capital expenditure	12	29	45	69	107	97	78
All-in Cost per ounce (ii)	956	929	972	1,211	986	1,277	1,109

(i)Blanket pays a royalty to the Zimbabwean government on gross revenue. Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%

(ii)Non-IFRS measures such as “On-Mine Cash Cost per Ounce”, “All-in Sustaining Cost per Ounce” and “All-in Cost per Ounce” are used throughout this document.

The on-mine cash cost per ounce of gold sold increased in the Quarter due to the lower production compared to the previous quarter and to the lower sales compared to the previous quarter as a result of work-in- progress as at December 31, 2013.  Over 60% of Blanket’s costs are fixed, therefore lower production means that fixed costs are absorbed over fewer production ounces.  The value attributed to work-in-progress only includes direct labour at the mine, electricity and consumables;  on-mine administration costs are therefore absorbed into the ounces of gold sold in the quarter, further increasing the cost per ounce of gold sold.  In light of the increased production cost in the Quarter, management has focussed on measures to reduce operating costs.

The royalty cost per ounce decreased during the year as a result of the lower gold prices from April 2013.

Capital investment to sustain current operations and capital expenditure not related to current production is discussed in Sections 4.7, 5.3 and 6 of this MD&A.

All-in sustaining costs increased in the Quarter compared to the previous quarter due to the effect of higher administrative expenses and sustaining capital investment in the Quarter which were allocated across the 9,545 ounces that were sold in the Quarter rather than the 11,429 ounces of gold that were produced in the Quarter.

We will revise our future filings, similar to the above, to provide further explanation of possible one-time costs such as CSI and provide more detailed explanation of labor, electricity, royalty and consumables cost that affect the results of the Company in order to satisfy the following three principal objectives from SEC Release No. 33-8350:

•	to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Operating and Financial Review and Prospects, page 31 (continued)

3.
We note numerous references in this section to the MD&A of 2013 filed with the Canadian Securities Regulators. It is unclear if you are attempting to incorporate by reference information from another filing. To the extent you are attempting to incorporate information by reference, tell us how your disclosure is consistent with Exchange Act Rule 12b-23 or include this information in future filings.

Response:

With respect to Rule 12b-23, we did not intend to incorporate by reference to the MD&A of 2013. The cross-references were inadvertent and we will include any required information in future filings. The requirements of to Rule 12b-23 will be revised for future filings.

Trend Information, page 35

4.
Please revise future filings to provide an enhanced discussion of known trends, uncertainties, demands, commitments or events that management views as most reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. For example, you state that Blanket’s cash operating costs in Q4 increased compared to the preceding and comparable quarters due to reduced production and higher labor and consumable costs incurred in the quarter. If reduced production or certain higher costs are a known material trend or uncertainty, please describe. For guidance, refer to SEC Release 33-8350. Please also provide us with your proposed language.

Response:

Item 5D requires that the Company identify the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year. The Company also should discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our proposed language for future filings is provided below:

As a result of completion of the no. 4 shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,200 tons of ore daily using predominantly long-hole stoping methods. Blanket Mine now produces approximately 45,000 ounces of gold per year and is implementing a four year expansion program to progressively increase gold production to 48,000 ounces in 2014 and 52,000 ounces in 2015 and beyond.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material.  There is upward pressure on costs, taxes and regulatory fees in Zimbabwe and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket Mine has surplus metallurgical plant capacity and is sufficiently cash flow positive if the investment climate is acceptable, and could invest in projects with a view to further increase production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

Our ability to meet production targets could be impacted by, amongst other factors, failure to achieve the production targets set, unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves, technical production issues, environmental and industrial accidents and environmental factors.

Controls and Procedures, page 56
Management’s Annual Report on Internal Control over Financial Reporting, page 56

5.
We note that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2013 using “an internationally acceptable framework considered appropriate for the group.” Please clarify what framework was used to evaluate internal control over financial reporting for the year ended December 31, 2013. Refer to Item 15(b)(2) of Form 20-F for guidance.

Response:

Item 15(b)(2) requires a statement identifying the framework used by management to evaluate the effectiveness of the issuer’s internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a-15 or 240.15d-15.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management was guided by the elements and criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).

Based on our assessment and those criteria, our management concluded that as of December 31, 2013 our internal control over financial reporting was effective.

Financial Statements, page 59
Note 5. Blanket Zimbabwe Indigenization Transaction, page F-25

6.
We note that as a result of the Indigenization and Economic Empowerment Act 2007 passed by the Zimbabwean parliament, 51% shareholding of Blanket Limited (“Blanket Mine”) was acquired by the Indigenization Shareholders in 2012 and you now have 49% ownership interest in the Blanket Mine. In addition, effective November 14, 2012, four Zimbabweans were appointed to the Board of Directors of Blanket Limited, the other four directors were appointed by Caledonia. However, you continue to consolidate Blanket Mine as you believe that you retain control at board level. We note you assessed the criteria in IFRS 10 and concluded that consolidation continued to be appropriate. Please explain to us the basis for your conclusion and tell us how you determined that the three elements for control under paragraph 7 of IFRS 10 were met.

Response:

Caledonia management appointed an advisor to assist on the accounting implications arising from the indigenization of Blanket.  Accordingly, the detailed analysis described below was determined by management after consideration of such advice.

As the indigenization transaction took place in September 2012, we assessed the existence of control over Blanket (as defined below) for consolidation purposes under IAS 27/SIC 12 but also considered the requirements of IFRS 10 Consolidated Financial Statements as they would be adopted as of January 1, 2013. Since IFRS 10 is the present and on-going requirement applicable to the Company our answer will focus on that standard.

The entity that was indigenized was Blanket Mine (1983) (Private) Limited (“Blanket”) a Zimbabwe–incorporated entity which owns the Blanket mine.  Prior to the indigenization transaction, Blanket was 100% owned by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) which is a 100% owned subsidiary of Caledonia.  Following indigenization, CHZ now holds 49% of Blanket.

Under IFRS 10, an investor entity must consolidate the financial statements of an investee entity where the investor entity “controls” the investee entity.  In order to have control, an investor must have:

A.
power over the investee in the form of existing rights which give the ability to direct the activities (i.e., the “relevant activities” under IFRS 10) of the investee entity that significantly affect the investee’s returns;

B.	exposure, or rights, to variable returns from its involvement with the investee; and

C.	ability to exert power over the investee to affect the amount of the investor’s returns.

Accordingly, Caledonia, in conjunction with our advisor, undertook the analysis and reached the conclusions described below.

6.1           Determine the relevant activities.

a.	Blanket’s returns are from profits made by the mine.
b.	The mine is a well-established gold mine which currently is producing roughly 44,000 ounces of gold per annum.
c.	Blanket also holds significant brownfield exploration and development projects, both on the existing mine area and on its 18 satellite properties.
d.	The relevant activities of Blanket are therefore the operation of the mine as well as undertaking appropriate exploration and development.

6.2           How are decisions about the relevant activities made:

a.	In our view, voting rights are relevant in assessing power over the relevant activities as decisions with regards to the governance of the mine are made through a majority vote.
b.
The Blanket board of directors governs Blanket and makes decisions, which are then implemented by local Blanket management under the guidance of Greenstone Management Services (Proprietary) Limited (“Greenstone”), a wholly-owned subsidiary of Caledonia.

c.	Greenstone was the manager of the activities of Blanket even before the Indigenization Transaction.
d.
Following the implementation of the Indigenization Transaction, Blanket continues to be managed through the existing management agreement between Blanket and Greenstone on the identical terms and conditions as applied before the Indigenization Transaction.

6.3	Assessment of CHZ’s power over the relevant activities:

a.	Pursuant to the four separate Share Subscription Agreements with the indigenous partners, Blanket is required to have 8 directors, 4 of whom are to be appointed by CHZ.

b.	In addition, there should be consideration of the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.

c.	CHZ holds the single largest shareholding at 49%, with the four other shareholders as follows:
16% - National Indigenization Economic Empowerment Fund (“NIEEF”),
15% - Fremiro (Private) Limited,
10% - Blanket Employee Trust Services (Private) Limited (“BETS”)
10% - Gwanda Community Share Ownership Trust (“GCSOT”).

d.
It is considered unlikely that BETS would act in concert with any of the other shareholders. BETS is an employee-shareholder entity designed to allow employees to share in profits from Blanket as a form of additional compensation and is therefore effectively controlled by Blanket itself.

e.	In addition, the Memorandum of Association of Blanket provides that the Chairman of Blanket shall be nominated by the holders of the founder shares (i.e. CHZ).

f.
The Articles of Association of Blanket provide that the Chairman shall have the casting vote in the event of an equality of votes at a directors meeting. As there are 8 directors with 4 being elected by CHZ, CHZ is in a position to be able to have a majority voting position if it nominates one of its appointed directors as Chairman.

g.
Although CHZ has chosen to nominate an indigenous shareholder/director as Chairman of Blanket, CHZ still retains the right to appoint the Chairman. In the event of a voting stalemate, CHZ would remove the incumbent Chairman and appoint a CHZ-appointed director as Chairman and thus achieve effective control over voting at directors meetings.

h.
The rights which CHZ may exercise pursuant to the Memorandum and Articles of Association of Blanket provide persuasive factors that CHZ has the power to effect control over the affairs of Blanket in accordance with IFRS 10.

i.
In our view, as CHZ has power over the relevant activities of Blanket, the remaining elements of the definition of control referred to above in items (A), (B) and (C) should be assessed to determine if such control is present.

6.4           We considered the exposure of CHZ to the variability in returns of Blanket:

a.	CHZ’s returns vary as a result of the performance of Blanket.
b.	CHZ holds 49% of the ordinary equity shares of Blanket. Therefore, CHZ shares in the returns of Blanket through its investment therein and is thus exposed to the variability of the returns of Blanket.

6.5           We considered the link between power and returns:

a.
In order for CHZ to have control, in addition to power and exposure or rights to variable returns from its involvement with Blanket, CHZ needs to have the ability to use its power over Blanket to affect its returns.

b.	CHZ has the power to exercise the majority of voting rights on the Board of Blanket on decisions pertaining to the affairs of Blanket.
c.	There is therefore a direct link between decisions made by the Board of Blanket regarding the operations of Blanket and the returns received by Caledonia as investor.

We therefore concluded that:

•	CHZ controls Blanket and should therefore be consolidated under IFRS 10.

•	There was no difference in the conclusion reached under the IAS 27 analysis and therefore no changes in the accounting treatment applied.

The above conclusions were audited by KPMG, South Africa, and BDO Canada, our auditors at that time, both of whom concurred with the conclusions of management in their respective years of audit.

Closing Comments

Response:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We are available to discuss any of the foregoing at your convenience.  Please contact either the undersigned by telephone at +27 11 447 2499 or by email at scurtis@greenstone.co.za should you wish to so discuss.

Sincerely,

Steve Curtis
VP Finance and Administration and Chief Financial Officer